Exhibit 99.1

Sandstorm Gold Remits First Upfront Payment to True Gold

VANCOUVER, Sept. 25, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has remitted $9.25 million of the $25 million it has committed to True Gold Mining Inc. ("True Gold") (TSX-V: TGM) in connection with the previously announced gold stream financing between Sandstorm, Franco-Nevada Corporation and True Gold. True Gold is developing the Karma Project in Burkina Faso, West Africa ("Karma Project") and Sandstorm anticipates remitting the remaining $15.75 million to True Gold over the course of 2014 and 2015.

Construction at the Karma Project is proceeding as planned. By the end of September, site earthworks are expected to be over 60% complete and long lead-time capital items such as the soft and hard rock crushing circuits, leach pad liner, cement silos, and power plant have been ordered while the major mining equipment including the primary excavator, haul trucks, dozers, and graders will begin to arrive at site in November. A scoping study of the North Kao deposit is underway and is expected to be released in the fourth quarter of this year.

Exploration at the Karma Project is ongoing. A total of 14,712 metres of drilling in 97 holes and 373 line-kilometres of ground geophysics have been completed. Exploration is focused on both the expansion of 2013/14 discoveries, such as the northern extension of the Nami deposit (6.0 metres of 29.5 g/t Au)1, Watinoma (70.5 metres of 1.91 g/t Au)2 and Yabonsgo (5.6 metres of 12.6 g/t Au)3, as well as testing new targets to feed the exploration pipeline (Soulou and Anomaly B).

(1) See True Gold news release dated June 9, 2014.
(2) See True Gold news release dated August 20, 2013.
(3) See True Gold news release dated March 3, 2014.

Scott Heffernan, M.Sc., P.Geo., Vice President Exploration of True Gold, is the designated Qualified Person within the meaning of NI 43-101 for this news release. Mr. Heffernan has reviewed and verified that the scientific and technical information contained in this release is accurate and approves of the written disclosure of same.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and thirty-six royalties, fourteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 17:18e 25-SEP-14